Ex - 99.77I - Terms of New or Amended Securities
                    Dreyfus Liquid Assets, Inc. (the "Fund")



Effective April l5, 2005, the fund established two separate classes of common stock, Class 1 (23.5 billion shares authorized) and Class 2 (6.5 billion shares authorized). Class 1 and Class 2 shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class 2 shares are offered only to certain eligible financial institutions. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

In connection with the establishment of the two classes, the Fund filed Articles of Amendment and Articles Supplementary to its Maryland charter adding 5 billion shares of newly authorized common stock. The Fund also adopted a Rule 18f-3 Plan which sets forth the separate arrangement and expenses allocation of each class, and any related conversion features or exchange privileges, and modified its Shareholder Services Plan to reflect the new class structure.

The Articles of Amendment and Articles Supplementary, the Rule 18f-3 Plan, and the modified Shareholder Services Plan are Exhibits (a)(2), (n), and (h), respectively, of Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A, filed April 13, 2005.